SUB-ITEM 77E:  LEGAL PROCEEDINGS

Since October 2003, Federated and related entities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuit s now pending in the United States District
Court for the District of Maryland. The lawsuits were purportedly filed on behalf of people who p urchased, owned and/or redeemed shares of Fed erated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are gen erally similar in alleging that Federated eng aged in illegal and improper trading practices including market timing and late trading in concert wi th certain institutional traders, which allege dly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after
 Federated's first public announcement that it h ad received requests for information on shareholder trading activities in the Funds from the SE
C, the Office of the New York State Attorney G eneral ("NYAG"), and other authorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements with the SEC a nd the NYAG with respect to those matters.
Specifically, the SEC and NYAG settled proceed ings against three Federated subsidiaries involv ing undisclosed market timing arrangements and late trading. The SEC made findings: that Federated I nvestment Management Company ("FIMC"), an SEC-re gistered investment adviser to various Funds, and Federated Securities Corp., an SEC-registere d broker-dealer and distributor for the Funds, v iolated provisions of the Investment Advisers Act and Investment Company Act by approving, but not disclosing, three market timing arrangements, o r the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the fund s' board; and that Federated Shareholder
Services Company, formerly an SEC-registered tra nsfer agent, failed to prevent a customer and a F ederated employee from late trading in violation of provisions of the Investment Company Act. The
NYAG found that such conduct violated provisions of New York State law. Federated entered into the settlements without admitting or denyin g the regulators' findings. As Federated previou sly reported in 2004, it has already paid approximately $8.0 million to certain funds as de termined by an independent consultant. As part o f these settlements, Federated agreed to pay disgorgement and a civil money penalty in the a ggregate amount of an additional $72 million and, among other things, agreed that it would not serve as investment adviser to any registered inv estment company unless (i) at least 75% of the fu nd's directors are independent of Federated,
(ii) the chairman of each such fund is independen t of Federated, (iii) no action may be taken by t he fund's board or any committee thereof unless approved by a majority of the independent trustees of the fund or committee, respectively, a nd (iv) the fund appoints a "senior officer" who reports to the independent trustees and is respon sible for monitoring compliance by the fund with a pplicable laws and fiduciary duties and for managing the process by which management fees cha rged to a fund are approved. The settlements are d escribed in Federated's announcement which, along with previous press releases and rel ated communications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defenda nts in several additional lawsuits that are now pe nding in the United States District Court for the Western District of Pennsylvania, alleging, a mong other things, excessive advisory and Rule 12b-1 fees. The Board of the Funds retained the law firm of Di ckstein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and their res pective counsel, have been defending this litigati on, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal defendants). Ad ditional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Although we do not beli eve that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or o ther developments resulting from the regulatory inve stigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.

Current as of:  8/18/94